SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: McKesson Corporation

NAME OF PERSON RELYING ON EXEMPTION: International Brotherhood of Teamsters

ADDRESS OF PERSON RELYING ON EXEMPTION: 25 Louisiana Avenue, N.W., Washington, D.C.   20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

[The following tweets were posted on July 13, 2016.]

•         @ISSgovernance recommends support for @Teamsters' #ExecPay proposal @McKesson. Shareholders-Vote FOR #4 on $McK proxy- Mtg 7/27 #corpgov

•         $MCK CEO to get about $50M in unearned pay if fired in ChangeOfControl. Shareholders- Vote FOR #4 for #ExecPay reform @McKesson; #corpgov